UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Telefónica Group: Presentation on quarterly results January-June 2025	2

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA.

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Disclaimer This document and any related conference call or webcast (including any related Q&A session) has been prepared by Telefónica, S.A. (“Telefónica” or the “Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above. This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements (including forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995). These forward-looking statements may include financial and other forecasts and estimates, as well as statements regarding plans, objectives and expectations of the Telefónica Group. The forward-looking statements can be identified, in certain cases, through the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “risk,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which such statements are made or by the forward-looking nature of discussions of strategy, plans, objectives or intentions. These forward-looking statements include statements regarding our intent, belief or current expectations with respect to, among other things, the effect on our results of operations of competition in telecommunications markets; trends affecting our business, financial condition, results of operations or cash flows; ongoing or future acquisitions, investments or divestments; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our environmental, social and governance commitments and targets; our existing or future strategic partnerships or joint ventures; the potential for growth and competition in current and anticipated areas of our business; and the outcome of pending or future litigation or other legal proceedings and investigations. Any such forward-looking statements reflect the current views of the Telefónica Group’s management and may change over time. They do not intend to be exhaustive, and they have not been verified or audited by any third party. Telefónica's opinions and aspirations with respect to future events do not represent any guarantee of future fulfilment or profitability, and they are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such forward-looking statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the relevant supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (“CNMV”) and the U.S. Securities and Exchange Commission (“SEC”). You are cautioned not to place undue reliance on any forward-looking statements contained in this document and any related conference call or webcast (including any related Q&A session). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the forward- looking statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to any alternative performance measures (APMs) used in this presentation are included in Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended June 30, 2025, submitted to the CNMV, in Note 2, page 9 of the .pdf filed. Recipients of this document are invited to read it. This document also contains sustainability information, that may include environmental, social and governance-related metrics, statements, goals, commitments and opinions. The sustainability information has been prepared with various materiality analyses, estimates, assumptions and data collection and verification practices and methodologies, both external and internal, which may differ from those used by other companies. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sell or exchange any security, a solicitation of any offer to purchase, sell or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of the members of its senior management, its directors or its employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q2 25 Summary Mr. Marc Murtra Chairman & CEO

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Strategic review on track in H2 25 Four principles guiding our transformation Customers at the core of everything we do1 Technology & operational excellence key for our business2 Disciplined industrial rational3 Value creation for all stakeholders4 Strict financial discipline Europe and leadership in Brasil as priorities 2

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Solid progress in strategy execution, Q2 milestones CapEx reduction on efficiencies Milestone of Copper switch-off in Spain Automation of processes New architecture of the network Acceleration in Hispam disposals Signing Uruguay and Ecuador in May, June Argentina (Feb), Peru (April) and signing Colombia (Mar) CUSTOMER focus 348.6m +1.9m q-o-q Improved CLV Strong NPS score (33) Best-in class churn Next Generation NETWORKS Efficiency driven MANAGEMENT Portfolio renewals Mi Movistar in Spain mid-June New O2 tariffs in Spain Fibre 81.4m +1.5m PPs q-o-q 5G coverage 77% +2 p.p. q-o-q in core markets Network expansion Managing efficiently the technology cycle Simplification A competitive advantage 3

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Sale of T. Argentina (€1.2bn), simultaneous signing and closing executed Binding agreement for T. Colombia (~€368m), closing pending subject to certain conditions Sale of Telefonica Peru, simultaneous signing and closing executed 2025 T. Argentina sale February 24th T. Colombia signing March 12th T. Peru sale April 13th Accelerating portfolio transformation in Hispam T. Uruguay signing May 21st Binding agreement for the sale of T. Uruguay (FV ~€389m), closing pending subject to certain conditions T. Ecuador signing June 13th Binding agreement for the sale of T. Ecuador (FV ~€330m), closing pending subject to certain conditions Total Transaction value ~€3bn firm value across 5 transactions 4

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. H1 25 Q2 25 € in millions Reported Reported y-o-y Organic y-o-y Reported Reported y-o-y Organic y-o-y Revenue 18,013 (3.3%) 1.5% 8,953 (3.7%) 1.5% Service revenue 16,263 (3.3%) 1.6% 8,104 (3.8%) 1.6% B2C revenue 10,801 (4.3%) 2.0% 5,323 (4.8%) 2.1% B2B revenue 4,027 0.6% 5.1% 2,021 0.2% 5.2% Wholesales & Others 3,185 (4.8%) (4.7%) 1,609 (4.5%) (4.7%) EBITDA 5,867 (4.6%) 0.8% 2,921 (4.8%) 1.2% EBITDAaL- CapEx 2,528 (5.9%) (0.2%) 1,212 (6.2%) (0.1%) CapEx / Sales organic 11.1% (0.4 p.p.) 12.1% (0.4 p.p.) FCF from continuing operations 291 (42.4%) 505 (6.6%) Net Financial Debt 27,609 (5.5%) EPS from continuing operations 0.15 (27.3%) 0.07 (30.7%) EBITDA, EBITDAaL and EPS are adjusted, CapEx ex-spectrum FCF building momentum +€718m q-o-q Overview of key financials; acceleration in organic growth FX impact in reported -4.9p.p. in revenue, -5.1p.p. in EBITDA, -4.2p.p. in EBITDAaL-CapEx (H1: -4.5pp, -4.8pp, -4.2pp) 5

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. 36% 21% 36% Delivering steady underlying performance Spain; improved EBITDAaL-CapEx (+2.8%, +0.8 q-o-q) • Q2 net adds, the best since Q3 18 • Consistent trend in Service Revenue (+1.0%) and EBITDA (+1.0%) Brazil; leader in market share (mobile contract and FTTH) • Record EBITDA growth (+8.6%) since Q4 23 • Robust EBITDAaL-CapEx margin (16.3%, +1.0 p.p.) Germany; focused on mitigating of 1&1 migration • Commercial momentum and B2P transformation • H1 EBITDAaL-CapEx margin (12.0%; +0.1 p.p.) Hispam; 2nd Q of positive contract net adds • Increased FTTH penetration • Declining EBITDA softened y-o-y organic Q2 +0.4 p.p. +0.8% Contribution to y-o-y growth Group EBITDA +2.7 p.p. -0.9 p.p. o/ Group org. H1 EBITDA H1 y-o-y EBITDA y-o-y organic y-o-y organic Q2 VMO2; EBITDA improved decline on cost efficiencies • Network expansion • Spectrum acquisition, a long-term positive y-o-y organic Q2 6

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Revenue EBITDA EBITDAaL-CapEx CapEx / Sales FCF (continuing operations) Organic growth Organic growth Organic growth < 12.5% organic Similar to 2024 €0.30 DPS 18th Dec-25 (€0.15/cash) Jun-26 (€0.15/cash) Leverage reduction Jun-25: 2.78x Q2 performance in line with company expectations +1.5% y-o-y +0.8% y-o-y -0.2% y-o-y 11.1% €291m Constant perimeter of consolidation On track: 2025 guidance confirmed FCF phasing aligned through H2 25. Main lever for deleveraging 7

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q2 25 Operating Business Mr. Emilio Gayo COO

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q2 operating business: disciplined execution Commercial momentum Standout network quality Consistent execution 8

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Revenue EBITDA & margin EBITDAaL-CapEx & margin • Best quarter net adds since Q3 18 - y-o-y growth of accesses accelerate - Better portability and churn • Reinforced competitiveness - Movistar & O2 portfolios upgraded - New exceling attention plan “Movistar por ti” Leading cash conversion Fibre market deregulated (CNMC resolution expected in Q3) Spain: Accelerating growth in customers and financials 3,127 3,182 3,364 3,170 3,186 1.0% 1.0% 1.3% 1.7% 1.9% Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 1,114 1,155 1,255 1,128 1,125 0.6% 1.0% 1.0% 1.0% 1.0% Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Net adds (k) Postpaid ConvergentFBB Pay TV Convergent KPIs Churn (%)ARPU (€) +2.1% Accesses y-o-y+2.7% +0.8% +6.4% 17 34 23 26 42 26 119 89 79 131 1 11 6 5 1522 49 16 66 89 Q2 24 Q3 24 Q4 24 91.7 90.2 90.7 92.3 91.1 0.9% 0.8% 0.8% 0.9% 0.8% Q2 24 Q3 24 Q4 24Q1 25 Q1 25 36% 36%37%36% 18% 20%20%19% 575 614 656 634 591 2.2% 1.8% 2.8% 2.0% 2.8% 0 200 400 600 800 1,0 00 1,2 00 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q2 25 Q2 25 35% 19% • B2C growth balanced: higher base & benchmark CLV • IT sales at double digit growth (>50% B2B) • Q2 EBITDAaL +1.2% y-o-y; +0.2 p.p. q-o-q • Best-in-class CapEx/Sales - H1: 11.2%; superior NGN y-o-y org growth; Absolute numbers (€m) of EBITDA and EBITDAaL are adjusted and CapEx ex-spectrum 9

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Final agreement for migration to Authorisation Revenue EBITDA & margin EBITDAaL-CapEx & margin • Clear leadership in the market - Market share: postpaid (43%) FTTH (18%) - Vivo Total (fully convergent) acc +63% • FTTH: 30.1m PPs (+2.8m in LTM) Brazil: Growth in high value accesses and accelerating financial growth 2,440 2,308 2,350 2,337 2,279 7.4% 7.1% 7.7% 6.2% 7.1% 1,014 1,030 1,050 964 960 7.3% 6.9% 7.9% 8.0% 8.6% 373 411 432 444 372 17.9% 20.7% 9.7% 14.5% 14.3% Net adds (k) ContractFBB KPIs (local currency) +9.9% Accesses y-o-y+6.4% 199 192 220 211 201 821 773 894 672 689 • Revenue growth above inflation - MSR (+7.3%) & Fixed (+7.9%) - FTTH (+10.9%) & Contract (+9.2%) • Strongest EBITDA growth since Q4 23 • CapEx/Revenue 14.8% in H1 (-0.6 p.p.) • Acquisition of 50% stake in FiBrasil owned by CDPQ for BRL850m • “Company of the Year” EXAME’s ESG award 48 49 49 49 49 91 91 92 89 88 1.0% 1.1% 1.0% 1.1% 1.1% 1.7% 1.6% 1.5% 1.5% 1.5% Q2 24 Q3 24 Q4 24 Q1 25 Contract ARPUFTTH ARPU 42% 45% 42%41%45% 15% 18% 16%19%18% y-o-y org growth; Absolute numbers (€m) of EBITDA and EBITDAaL are adjusted and CapEx ex- spectrum Q2 25Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 FTTH Churn Contract Churn 10

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. O2 Postpaid Fixed BB Net adds exclude 3rd party MNO-accesses 262 171 199 247 246 16.1% (9.0%) 6.1% 4.8% (6.3%)-10.0% -5.0% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0% -200 -100 0 100 200 300 400 500 Accesses (y-o-y) Postpaid +6.9% Fixed BB IoT +24.9% 2,090 2,098 2,205 2,056 2,040 0.0% (1.6%) (3.7%) (2.0%) (2.4%) -5.0% 0.0% 5.0% -800 -300 200 700 1,2 00 1,7 00 2,2 00 2,7 00 Revenue EBITDA & margin EBITDAaL-CapEx & margin • Robust mobile trading, contract net adds +12.1% q-o-q - Somewhat higher promotional activity in the market - Stable O2 churn at low levels, 0.9% • 5G coverage ~98%; strong progress on densification & innovation • Partner business weighs on financials - Revenue weaker on MSR reflecting customer migration - Softer handset sales; in-line with market - Fixed revenue continue to grow • EBITDA; focused strategy execution but short- term impact of partner business transformation • ESG; top 5 ranked telco providers globally O2 network ranked among top 3 in EU in recent crowdsourcing test (connect magazine) Net adds (k) ARPU (y-o-y) Germany: focused on mitigating the effect of 1&1 migration 215 226 226 164 184 (4) (6) (2) 0 (15) 121 98 84 150 177 (1.4%) (2.6%) (3.2%) (0.1%) (1.1%) 3.8% 5.2% 4.9% 4.8% 3.5% Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 679 694 737 640 638 3.8% 3.0% 5.3% (2.0%) (6.0%) -6.0% -1.0% 4.0% 9.0% 14.0% 19.0% -200 0 200 400 600 800 1,0 00 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 32% 33% 31%31%33% 13% 8% 12%12%9% Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 y-o-y org growth; Absolute numbers (€m) of EBITDA and EBITDAaL are adjusted and CapEx ex- spectrum Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 -1.0% 11

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. • Contract churn improved to 1.1% • Consumer fixed ARPU growth; £1.5 q-o-q • Fixed footprint reaches 18.5m UBB PPs • Revenue decline impacted by: - Price rise phasing - Handset softness - Lower nexfibre construction • EBITDA trend improving; cost efficiencies starting to deliver • All guidance metrics reaffirmed • Campaign to help ~2m vulnerable customers in UK’s digital switchover Spectrum acquisition to strengthen mobile position (pending OFCOM approval) (1.4%) (0.1%) (0.6%) 2.6% 1.4% 3.1% 2.2% 2.0% 1.6% 0.0% Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 (118) (15) (19) (123) (74) (12) 16 12 (44) (51) 36% 36% 38%36%36% 12% 16% 15%14%13% Revenue EBITDA & margin EBITDAaL-CapEx & margin 488 422 441 414 438 12.3% (8.8%) (34.0%) 15.2% (10.8%) -40.0% -20.0% 0.0% 20.0% 40.0% 60.0% -500 -300 -100 100 300 500 700 900 1,1 00 3,134 3,197 3,263 2,968 2,976 (1.4%) (2.4%) (4.0%) (4.2%) (5.5%) -19.0% -14.0% -9.0% -4.0% 1.0% 6.0% 11.0% 16.0% 21.0% 26.0% -2,500 -1,500 -500 500 1,5 00 2,5 00 3,5 00 1,139 1,162 1,169 1,078 1,137 (1.2%) (3.1%) (10.0%) (3.1%) (0.7%) -15.0% -10.0% -5.0% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% -1,100 -600 -100 400 900 1,4 00 ARPU (y-o-y) Accesses (y-o-y) Postpaid -1.5% Fixed BB Net adds (k) Postpaid Fixed BB Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 VMO2: Focus on value over volume y-o-y org growth; Absolute numbers (€m) of EBITDA and EBITDAaL are adjusted and CapEx ex- spectrum Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 -1.2% 12

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. • Sustained improvement in commercials - Positive contract net adds in Mexico, Colombia & Chile - FTTH/FBB accesses (99%, +5 p.p.) FTTH premises passed (m) Hispam: Better commercial trends Net adds (k) ContractFBB +1.2% Accesses y-o-y-1.0% (10) (5) 13 26 3 (102) (272) (34) 68 125 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 12.0 12.7 13.3 13.6 13.9 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 • Service revenue -3.4% (legacy assets sales in 2024) - Mexico +3.5% • EBITDA trend improved thanks to Colombia (+1.3%) • EBITDAaL-CapEx: affected by higher leases in Colombia Revenue EBITDA & margin EBITDAaL-CapEx & margin 1,231 1,128 1,176 1,093 1,042 (3.5%) (4.1%) (9.3%) (2.7%) (2.9%) 261 232 274 189 208 (15.1%) (7.2%) (27.5%) (14.8%) (2.8%) 115 89 24 50 48 (56.0%) (2.7%) c.s. (46.1%) (34.9%) 21% 21% 20%17%23% 9% 8% 5%5%2% 2024 vs. 2023 financial variations includes Argentina, Peru, Ecuador and Uruguay under Organic criteria Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 y-o-y org growth; Absolute numbers (€m) of EBITDA and EBITDAaL are adjusted and CapEx ex- spectrum 13

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Revenue (€ million) (y-o-y organic) • Commercial activity led by Financial, Healthcare & Public sector • Bookings growth in line with revenues, healthy funnel for the rest of the year • AI & Data, key driver for customers totalisation triggering Cloud, IoT & Data Protection (Cybersecurity) projects Sustainable business Telefónica Tech / Telefónica Infra Telefónica Tech >100km of international fibre connectivity 49% EBITDA margin Consistent profitability H1 25 Partnering with Google to provide the necessary infrastructure to land their new subsea cable Sol in Spain • Contributes to the industrial transformation and efficiency of the OBs • Maintains its role as growth enabler Telefónica Infra 508 566 Q1 25 Q2 25 H1 25 1,074 +9.6%+6.6% +12.5% ~€2.2bn LTM Revenue FTTH JV premises passed (m) (via FibreCos) 25.6 29.1 Jun-24 Jun-25 35% of TEF’s FTTH footprint 14

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q2 25 Financials / ESG Mrs. Laura Abasolo CFCO

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. FCF continuing operations (34) 540 506 (213) 505 291 Q1 Q2 H1 2024 2025 (288) 506 218 (123) 291 169 Discontinued op. FCF H1 24 H1 25 Continuing op. FCF Total FCF +€718m q-o-q FCF improvement, solid balance sheet FCF €18.7bn Liquidity 10.9 yrs Avg. debt life 3.30% Interest cost 3.64% Jun-24 >60% Fixed debt Net Financial Debt 1. Total FCF (from continuing and discontinued operations) including spectrum payments. 2. Including the sale of T. Uruguay, T. Ecuador and T. Colombia (just the deconsolidation of T. Colombian net debt as of Jun-25) and the acquisition of 50% of Fibrasil. 27,161 (72) 1,020 ND/EBITDAaL 2.78x Dec-24 FCF total1 Jun-25FX & Others Net financial divestments Shareholder Remuneration 27,609(865) 365 ND/EBITDAaL 2.58x Jun-25 Post closing 2 ~€26.0bn € in millions 15 € in millions

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Leading in sustainability Telefónica named 2nd Most Sustainable Company of 2025 by TIME and Statista Environmental CDP Supplier Engagement Leader: A-list for 6th consecutive year Social Governance Committed to diversity 34% women execs, LGBTIQ+ Pride events Customer at the centre Personalised service model (Spain) Recognised for transparency Awards for fiscal & sustainability reporting Reinforcing ethical behaviour Updated course for employees Substantiating our net zero goals Updated Climate Action Plan published 16

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Key takeaways Mr. Marc Murtra Chairman & CEO

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Executing today • Positive momentum in core markets, consistent and focused execution • Accelerating Hispam disposals; already Argentina, Peru, Colombia, Uruguay and Ecuador • Proactive management of efficiencies • 2025 guidance and dividend reiterated Building tomorrow • Strategic review progressing on schedule for H2 unveiling • Customers and infrastructures advantages • Disciplined industrial rational and financial flexibility • Value creation Delivering another solid quarter and building Telefónica's next chapter 17

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Telefónica’s management will host a webcast on 30 July at 10:00 AM (CEST), 9:00 AM (BST), and 4:00 AM (EDT) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details: click here • Marc Murtra l Chairman & CEO • Emilio Gayo l COO • Laura Abasolo l CFCO • Markus Haas l CEO Telefónica Deutschland • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Torsten Achtmann l Global Director of Investor Relations Webcast Q&A Session Results presentation and Q&A Session

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. CDP Climate A List 2024 ISS ESG Corporate Rating #1 in sector Social Benchmark 1st company worldwide 2024 2024 #1 in sector Sustainalytics ESG Industry Top Rated 2025 Bloomberg ESG Score #2 in sector For further information, please contact: Investor Relations Torsten Achtmann (torsten.achtmann@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 30, 2025	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.